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                                                                     EXHIBIT 2.2

                                 FIRST AMENDMENT
                                       TO
                            STOCK PURCHASE AGREEMENT

         This FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT, dated as of this 28th day of November, 2003 (the "Effective Date"), is entered into by and between SEARS, ROEBUCK AND CO., a New York corporation ("Seller"), and TBC CORPORATION, a Delaware corporation ("Buyer").

         WHEREAS, Seller and Buyer entered into a Stock Purchase Agreement dated as of September 21, 2003 (the "Purchase Agreement"); and

         WHEREAS, the parties now wish to amend the terms and conditions of the Purchase Agreement.

         NOW, THEREFORE, the parties do hereby amend the terms and conditions of the Purchase Agreement as follows:

1.       Definitions.

         A. Section 1.1 of the Purchase Agreement is amended by adding or amending the following words and terms with the following definitions:

         "Base Working Capital" means the Net Working Capital as of the Balance Sheet Date, as indicated on Schedule WC, said amount being $(6,624,000).

         "Bond" has the meaning specified in Section 11.17.

         "Closing Date Purchase Price" means the Base Price.

         "Markle Letter of Credit" has the meaning specified in Section 11.17.

         "PANASIA Letter of Credit" has the meaning specified in Section 11.17.

         "PANASIA Replacement Letter of Credit" has the meaning specified in
         Section 11.17.

         "Replacement Bond" has the meaning specified in Section 11.17.

         "Replacement Letter of Credit" has the meaning specified in Section 11.17.

         "SRAC" has the meaning specified in Section 11.17.

         B. Section 1.1 of the Purchase Agreement is further amended by deleting the following word and terms and their respective definitions:

         "Estimated Closing Net Working Capital"

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         "Estimated Net Working Capital Adjustment Amount"

2.       Net Working Capital Estimate.

         Section 2.1(b) of the Purchase Agreement shall be replaced as follows:

         In consideration of the transfer of the Shares pursuant to Section 2.1(a), and as payment for the Shares, Buyer shall pay and deliver to Seller an aggregate of (i) $225,000,000 (the "Base Price"), plus (if positive) or minus (if negative) (ii) the Net Working Capital Adjustment Amount determined in accordance with Section 2.4 (the "Purchase Price"). The parties acknowledge that the Net Working Capital Adjustment Amount will not be determinable until after Closing. Accordingly, after the Closing, the parties will determine the Net Working Capital Adjustment Amount and make such further payments (if any) as provided in Section 2.4. The Base Price shall be paid by Buyer to Seller by wire transfer of immediately available funds to such account as Seller shall designate in writing.

         Section 2.3 of the Purchase Agreement is amended by deleting the reference to "Closing Date Purchase Price" and replacing it with "Base Price".

         Section 2.4 of the Purchase Agreement is amended by deleting the text of Section 2.4(a) and inserting "[Intentionally Omitted]" and Sections 2.4(c) and 2.4(d) shall be replaced as follows:

         (c) Disputes. If Buyer disagrees with the calculation of the Closing Net Working Capital or any element of the Closing Balance Sheet, it shall notify Seller of such disagreement in writing within sixty (60) days after its receipt of the Closing Balance Sheet. If Buyer does not provide such a notice of disagreement within such sixty (60) day period, Buyer shall be deemed to have accepted the Closing Balance Sheet and the calculation of the Closing Net Working Capital delivered by Seller, which shall be final, binding and conclusive for all purposes under this Agreement. In the event any such notice of disagreement is timely provided by Buyer, Seller and Buyer shall use reasonable efforts for a period of ninety (90) days (or such longer period as they may mutually agree) to resolve such disagreements. If, at the end of such ninety (90) day period, Seller and Buyer are unable to resolve such disagreements, then Ernst & Young LLP (or such other independent accounting firm of recognized national standing as may be mutually selected by Seller and Buyer) (the "Accountants") shall resolve any remaining disagreements. The Accountants shall act as an expert and not as an arbitrator and shall resolve the matters still in dispute and adjust and establish any disputed amount or final Purchase Price to reflect such resolution. If issues in dispute are submitted to the Accountants for resolution, each party shall furnish to the Accountants such workpapers and other documents and information relating to the disputed issues as the Accountants may reasonably request and are available to that party (or its independent public accountants) and will be afforded the reasonable opportunity to present to the Accountants any material relating to the determination and to discuss the determination with the Accountants. The Accountants shall determine as promptly as practicable, but in any event within forty-five (45) days after the date on which the disputed issues (if any) are referred to the Accountants, based solely upon such Accountant's expertise and the

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written submissions forwarded by Buyer and Seller to the Accountants, whether and to what extent (if any) the Closing Balance Sheet or the Closing Net Working Capital determination requires adjustment based on the disputed issues submitted to the Accountants. Buyer and Seller shall be responsible for the fees and expenses of the Accountants as follows: (i) if the Accountants determine that the net adjustment to the Closing Balance Sheet or the Closing Net Working Capital in respect of all disputed issues submitted to the Accountants favors either Buyer or Seller and the amount of such adjustment does not exceed $1,000,000, then Buyer and Seller shall each bear one-half of all of the fees and expenses of the Accountants; (ii) if the Accountants determine that the net adjustment to the Closing Balance Sheet or the Closing Net Working Capital in respect of all disputed issues submitted to the Accountants favors Seller and the amount of such adjustment exceeds $1,000,000, then Buyer shall be responsible for all of the fees and expenses of the Accountants; and (iii) if the Accountants determine that the net adjustment to the Closing Balance Sheet or the Closing Net Working Capital in respect of all disputed issues submitted to the Accountants favors Buyer and the amount of such adjustment exceeds $1,000,000, then Seller shall be responsible for all of the fees and expenses of the Accountants. The determination of the Accountants shall be final, conclusive and binding on the parties. The date on which the Closing Net Working Capital is finally determined in accordance with this Section 2.4(c) is referred as to the "Determination Date."

         (d) Payment. The "Net Working Capital Adjustment Amount," which may be positive or negative, shall mean (i) the Closing Net Working Capital minus (ii) the Base Working Capital. If the Net Working Capital Adjustment Amount is greater than the Base Working Capital (such difference, the "Increase Amount"), then within five (5) days after the Determination Date, Buyer shall pay to Seller (by wire transfer of immediately available funds to such account as Seller may designate in writing) an additional amount equal to the Increase Amount, together with interest thereon calculated from the Closing Date to the date of payment at the prime rate of interest as announced by Citibank, N.A. in New York on the Closing Date (the "Applicable Rate"). If the Net Working Capital Adjustment Amount is less than the Base Working Capital (such difference, the "Deficit Amount"), then the amount payable by Buyer to Seller pursuant to
Section 2.5 shall be reduced by an amount equal to the Deficit Amount, together with interest thereon at the Applicable Rate calculated from the Closing Date to the earlier of (i) the date on which Buyer makes the payment contemplated by
Section 2.5 or (ii) the date that is five (5) days after the Determination Date.

3.       Inventory.

         Section 2.5 of the Purchase Agreement is amended by replacing the entire section with the following:

         Payment of Payable with Respect to Closing Date Inventory. On March 26, 2004, Buyer shall pay to Seller (by wire transfer of immediately available funds to such account as Seller may designate in writing) an amount, without interest, equal to the lesser of (a) the amount of inventory reflected on the Closing Balance Sheet and included in the Closing Net Working Capital; it being understood that such payment shall satisfy in full the corresponding payable related to the amount of inventory reflected on the Closing

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Balance Sheet and included in the Closing Net Working Capital; or (b) if, and only if, the provisions of Section 2.4(c) have been invoked by Buyer as to the dollar amount of inventory as an element of the Closing Balance Sheet, the amount of inventory as calculated by Buyer in good faith and submitted by Buyer to the Accountants. Any amount determined under Section 2.4(c) to be due shall be paid pursuant to Section 2.4(d).

4.       Representations and Warranties.

         Section 3.13(c) of the Purchase Agreement is amended by replacing the entire section with the following:

         (c) Seller, one of its Affiliates or the Company presently operates an NTB Store at each location included in the Owned Real Property and the Leased Real Property, except for the NTB Store identified as Sears Unit No. 7299.

5.       Covenants.

         Section 5.4(b)(x) of the Purchase Agreement is amended by replacing the entire section with the following:

         (x) open any new NTB Store or close, other than with respect to the NTB Store identified as Sears Unit No. 7299, any existing NTB Store;

6.       Employee Matters.

         A. Section 5.6(d) of the Purchase Agreement is amended by adding the following sentence after the first sentence thereof:

         Notwithstanding the foregoing, the termination of a full time Business Employee within the one-year period beginning with the Closing shall not violate the preceding sentence if such Business Employee is terminated by Buyer solely on account of an annual seasonal layoff by Buyer of not more than 10% of the employees within each unit, provided that such annual seasonal layoff occurs in the month of January 2004 and in the normal course of Buyer's business and is consistent with Seller's past practice of annual seasonal layoffs with respect to the Business.

         B. Schedule 5.6(b) of the Disclosure Schedule to the Purchase Agreement is amended by adding the following sentence at the end of item 4 thereof:

         Notwithstanding the foregoing, Buyer shall not be required to make severance payments to Business Employees who are terminated by Buyer solely on account of an annual seasonal layoff by Buyer of not more than 10% of the employees within each unit, provided that such annual seasonal layoff occurs in the month of January 2004 and in the normal course of Buyer's business and is consistent with Seller's past practice of annual seasonal layoffs with respect to the Business.

7.       Letter of Credit.

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         A.       The Purchase Agreement shall be amended by adding the
following Section 11.17:

         11.17  Letters of Credit and Performance Bond.

         (a) Sears Roebuck Acceptance Corp. ("SRAC"), an Affiliate of Seller, has established an irrevocable letter of credit, dated January 2, 1997, for the benefit of Markle, Ltd., at the request of the Company (the "Markle Letter of Credit"), to secure the Company's performance under the Leases specified in the Markle Letter of Credit. Buyer agrees to use reasonable best efforts, commencing promptly after the Closing Date, to cause, with respect to the aggregate Per Lease Stated Amount attributable to leases under the Markle Letter of Credit that constitute Leased Real Property, (i) the Markle Letter of Credit to be cancelled or (ii) a replacement letter of credit (the "Replacement Letter of Credit"), established by the Buyer, one of its Affiliates or a lender of Buyer or one of its Affiliates for the benefit of Markle, Ltd. or its successors and assigns, to be substituted for that portion of the Markle Letter of Credit that covers Leased Real Property. Buyer acknowledges that, as of and following the Closing, if any amounts are paid by SRAC under the Markle Letter of Credit relating to the Leased Real Property for periods after the Closing Date, then notwithstanding anything to the contrary herein including Section 6.6 hereof, SRAC, as a Seller Indemnified Party, shall be entitled to indemnification by Buyer pursuant to Section 9.3 hereof with respect to all amounts paid by SRAC under the Markle Letter of Credit;

         (b) Seller has established a (i) letter of credit at PANASIA BANK (the "PANASIA Letter of Credit"), and (ii) performance bond #5916733 (the "Bond") relating to the construction of NTB Store #7180 in Lawrenceville, New Jersey. Buyer agrees to use reasonable best efforts, commencing promptly after the Closing Date, to cause (i) the PANASIA Letter of Credit and the Bond to be cancelled or (ii) a replacement letter of credit (the "PANASIA Replacement Letter of Credit"), established by the Buyer, one of its Affiliates or a lender of Buyer or one of its Affiliates for the benefit of Seller or its successors and assigns, and a replacement bond (the "Replacement Bond") to be substituted for the Bond.

8.       Miscellaneous.

         A. All capitalized terms not otherwise defined in this Agreement shall have the meanings ascribed to them in the Purchase Agreement.

         B. To the extent this Agreement contradicts any provisions of the Purchase Agreement, the provisions of this Agreement shall control.

         C. Except as amended by this Agreement, all of the terms and conditions of the Purchase Agreement shall continue in full force and effect.

                                    * * * *

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         IN WITNESS WHEREOF, the parties to this Agreement have caused this
Agreement to be executed as of the day and year first above written.

                             SEARS, ROEBUCK AND CO.

                             By:      /s/ W. Anthony Will
                                 -----------------------------------------------
                             Name: W. Anthony Will
                             Title: Vice President Business Development

                             TBC CORPORATION

                             By:      /s/ Thomas W. Garvey
                                ------------------------------------------------
                             Name:  Thomas W. Garvey
                             Title: Executive Vice President and
                                    Chief Financial Officer